UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHEMTURA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

163893209

(CUSIP Number of Class of Securities)

Billie S. Flaherty

Executive Vice President, General Counsel and Secretary

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

(203) 573-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$34,860

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 13,953,488 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $21.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,860	Filing Party: Chemtura Corporation
Form or Registration No.: Schedule TO-I	Date Filed: October 31, 2014

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Chemtura Corporation, a Delaware corporation (“Chemtura” or the “Company”), on October 31, 2014 (the “Schedule TO”), in connection with the Company’s offer to purchase, for cash up to $300.0 million in value of shares of its common stock, par value $0.01 per share, at a price of not less than $21.50 nor greater than $24.50 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated October 31, 2014 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to disclose that the Chemtura AgroSolutions Sale Condition has been satisfied.

Item 1. Summary Term Sheet.

The third paragraph under “How many shares of its common stock is Chemtura offering to purchase?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is amended and supplemented by adding the following sentence:

“The Chemtura AgroSolutions Sale Condition was satisfied on November 3, 2014.”

The paragraph immediately following “How will Chemtura pay for the shares?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iii of the Offer to Purchase is amended and supplemented by adding the following sentence:

“The Chemtura AgroSolutions Sale Condition was satisfied on November 3, 2014.”

The bullet points under “What are the conditions to the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iv of the Offer to Purchase are amended by deleting the first bullet in its entirety.

Item 4. Terms of the Transaction.

(a) The bullet points immediately under the first paragraph under the section of the Offer to Purchase titled “Conditions to the Offer” on page 16 of the Offer to Purchase are amended by deleting the first bullet in its entirety.

The paragraph under the section of the Offer to Purchase titled “Source and Amount of Funds” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Chemtura AgroSolutions Sale Condition was satisfied on November 3, 2014.”

Item 11. Additional Information.

(c) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On November 3, 2014 the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

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Exhibit Number	Description

(a)(5)(C)	Press release issued by Chemtura Corporation on November 3, 2014 (incorporated by reference to Exhibit 99.1 to Chemtura Corporation’s November 3, 2014 8-K)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMTURA CORPORATION

Date: November 3, 2014	By:	/s/ Alan Schutzman

Name: Alan Schutzman Title: Assistant Secretary

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